As confidentially submitted to the Securities and Exchange Commission on September 29, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Artelo Biosciences, Inc.
(Exact name of registrant as specified in its charter)

Nevada	7389	33-1220924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

505 Lomas Santa Fe, Suite 160

Solana Beach, CA USA

(858) 925-7049

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory D. Gorgas

Chief Executive Officer and President

505 Lomas Santa Fe, Suite 160

Solana Beach, CA USA

(858) 925-7049

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua	[ ]
Bevilacqua PLLC
1050 Connecticut Ave., NW
Suite 500
Washington, DC 20036
(202)869-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated [  ], 2025

Artelo Biosciences, Inc.

Up to [  ] Units

Each Unit Consisting of One Share of Common Stock or Pre-funded Warrant to Purchase One Share of

Common Stock and One Warrant to Purchase One Share of Common Stock

Up to [  ] Shares of Common Stock Underlying the Pre-Funded Warrants and the Warrants

We are offering on a best efforts basis up to [  ] units (each unit consisting of one share of our common stock, par value $0.001 per share, and one warrant to purchase one share of common stock), at an assumed public offering price for each unit of $[  ], which was the last reported sale price of our common stock on the Nasdaq Capital Market on [  ], 2025. Each warrant included in a unit has an exercise price of $[  ] per share. The warrants included in the units will be immediately exercisable and will expire five years from the date of issuance.

We are also offering to those purchasers, if any, whose purchase of units in this offering would otherwise result in such purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, pre-funded units (each pre-funded unit consisting of one pre-funded warrant to purchase one share of common stock and one warrant to purchase one share of common stock), in lieu of units that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. The purchase price of each pre-funded unit will be equal to the price per unit being sold to the public in this offering, minus $0.001, and the exercise price of each pre-funded warrant included in the pre-funded units will be $0.001 per share. The pre-funded warrants included in the pre-funded units will be certificated and will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

For each pre-funded unit we sell, the number of units we are offering will be decreased on a one-for-one basis. The units and the pre-funded units will not be issued or certificated. The shares of common stock or pre-funded warrants, as the case may be, and the warrants included in the units or the pre-funded units can only be purchased together in this offering, but the securities contained in the units or pre-funded units will be immediately separable upon issuance and will be issued separately. The shares of common stock issuable from time to time upon exercise of the warrants and the pre-funded warrants are also being offered by this prospectus.

Our common stock is listed on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ARTL.” The last reported sales price of our shares of common stock on [  ], 2025 was $[  ] per share. The actual public offering price per unit or pre-funded unit, as the case may be, will be determined between us, the placement agent and the investors in the offering, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. There is no established public trading market for the warrants or the pre-funded warrants, and we do not expect such a market to develop. In addition, we do not intend to apply for a listing of the warrants or the pre-funded warrants on any national securities exchange or other nationally recognized trading system.

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The units will be offered at a fixed price and are expected to be issued in a single closing. There is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close. However, notwithstanding the foregoing, the shares of our common stock underlying any warrants or pre-funded warrants will be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. This offering will be completed not later than [  ], 2025, and we will deliver all securities to be issued in connection with this offering delivery versus payment or receipt versus payment, as the case may be, upon receipt of investor funds received by us. Accordingly, neither we nor the placement agent have made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the securities offered hereunder.

We have engaged [  ] (the “placement agent” or “[  ]”) to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering, and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount, placement agent’s fee and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts described throughout this prospectus. We have agreed to pay the placement agent, the placement agent fees set forth in the table below and to provide certain other compensation to the placement agent. See “Plan of Distribution” for more information regarding these arrangements.

We are a “smaller reporting company” as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page [12] of this prospectus, as well as the risk factors contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2024, any subsequent Annual Reports on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Per Pre- Funded Unit	Total(2)
Public offering price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)

The placement agent fees shall be up to [  ]% of the gross proceeds of the securities sold by us in this offering. See “Plan of Distribution” for a description of compensation payable to the placement agent.

(2)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above. For more information, see “Plan of Distribution.”

Delivery of the securities offered hereby is expected to be made on or about [  ], 2025, subject to satisfaction of certain customary closing conditions.

[   ]

The date of this prospectus is [  ], 2025

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ABOUT THIS PROSPECTUS

Unless the context clearly indicates otherwise, references in this prospectus to “we,” “our,” “ours,” “us,” the “Company” and “Artelo” refer to Artelo Biosciences, Inc.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) for the offering by us of our securities.

You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or our securities registered under the registration statement of which this prospectus forms a part are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find Additional Information” in this prospectus.

Neither we nor the placement agent have authorized anyone to provide you with any information or to make any representations other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby. Neither we nor the placement agent are making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our shares of common stock and the information in any free writing prospectus that we may provide to you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not, and the placement agent has not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

We obtained certain statistical data, market data and other industry data and forecasts used in this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Special Note Regarding Forward- Looking Statements” and “Risk Factors”.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the securities offered by this prospectus. You should read this summary together with the entire prospectus carefully, including “Risk Factors” and our financial statements and the related notes incorporated by reference into this prospectus, before making an investment decision. See “Risk Factors” for a discussion of the risks involved in investing in our securities.

Corporate Overview

We are a clinical stage biopharmaceutical company focused on the development and commercialization of therapeutics that target lipid-signaling modulation pathways, including the endocannabinoid system (the “ECS”), a network of receptors and neurotransmitters that form a biochemical communication system throughout the body.

Our product candidate pipeline broadly leverages leading scientific methodologies and balances risk across mechanisms of action and stages of development. Our programs represent a comprehensive approach in utilizing the power and promise of lipid signaling to develop pharmaceuticals for patients with unmet healthcare needs. We are currently developing a dual cannabinoid (CB) agonist that targets both the CB1 and CB2 receptors. This synthetic small molecule program is a G protein-coupled receptor (“GPCR”) designated ART27.13. We are developing ART27.13 as a potential treatment for cancer-related anorexia and it is currently in a Phase 1b/2a trial, titled the Cancer Appetite Recovery Study (“CAReS”).

Our second program, ART26.12 is a small molecule and the lead product candidate from our chemical library of inhibitors of fatty acid binding proteins, notably Fatty Acid Binding Protein 5 (“FABP5”). We received U.S. Food & Drug Administration (the “FDA”) clearance for our Investigational New Drug (“IND”) application for ART26.12 in July 2024 and have completed enrolment to a Phase 1 clinical trial in healthy subjects to support the development towards an agent intended to treat chemotherapy-induced peripheral neuropathy. In addition, ART26.12 may have broad applications as a cancer therapeutic, as a treatment for dermatologic conditions, such as psoriasis, as a treatment for pain and inflammation, and potential use in anxiety-related disorders, including post-traumatic stress disorder. In June 2025, we announced favorable results from our first-in-human study evaluating ART26.12. The Phase 1 Single Ascending Dose (SAD) study was designed to assess the safety, tolerability, and pharmacokinetics of ART26.12 in healthy volunteers and enrolled 49 subjects. All adverse events (AEs) were mild, transient, and self-resolving. No drug-related AEs were observed in the blinded dataset, and no tolerability issues or safety signals were detected across multiple assessments (vital signs, ECGs, clinical laboratory tests, physical examinations, and visual analogue mood scales). In addition, full dose-exposure profiles were successfully explored. Plasma analysis confirmed dose-dependent, linear absorption across the evaluated range. A wide safety margin was observed between estimated therapeutic plasma concentrations and the highest exposure levels achieved, supporting potential titration for maximum efficacy in future studies.

We are also developing our own invention ART12.11 (the “CBD cocrystal”). ART12.11 is our patented solid-state composition of cannabidiol (“CBD”) and tetramethylpyrazine (“TMP”). TMP serves as the coformer in the CBD cocrystal. ART12.11 may be considered by the regulatory authorities as a fixed drug combination instead of a new chemical entity (“NCE”).

We obtained two of our patent protected product candidates through our in-licensing activities. Our first in-licensed program, ART27.13, is being developed for cancer-related anorexia. ART27.13 is a peripherally-selective high-potency dual CB1 and CB2 full-receptor agonist, which was originally invented at AstraZeneca plc (“AstraZeneca”). We exercised our option to exclusively license this product candidate through the NEOMED Institute (“NEOMED”), a Canadian not-for-profit corporation, renamed adMare Bioinnovations (“adMare”) in June 2019, which had obtained rights to ART27.13 from AstraZeneca. In Phase 1, single dose studies in healthy volunteers and a multiple ascending dose study in individuals with chronic low back pain conducted by AstraZeneca, ART27.13 exhibited an attractive pharmacokinetic and absorption, distribution, metabolism, and excretion profile and was well tolerated within the target exposure range. It also exhibited dose-dependent and potentially clinically meaningful increases in body weight. Importantly, the changes in body weight were not associated with fluid retention or other adverse effects and occurred at exposures without central nervous system (“CNS”) side effects. Discussions with United Kingdom (“UK”), U.S. and Canadian regulators indicate there is a potential pathway for development of ART27.13 for the treatment of cancer-related anorexia, which affects approximately 60% of advanced stage cancer patients.

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We commenced enrollment and dosed the first patient in CAReS, our Phase 1b/2a clinical study of cancer-related anorexia with ART27.13 in April 2021 and completed enrolling patients in the Phase 1b during the first quarter of 2023. Data from the Phase 1b stage was used to determine the most effective and safe dose selected as the starting dose for the Phase 2a portion of CAReS. We received approval from the regulatory authorities in the UK, Ireland and Norway to increase the daily dose from the starting dose of 650 micrograms to 1,000 micrograms after 4 weeks and up to 1,300 micrograms initiated at 8 weeks in patients for whom intra-patient dose escalation is expected to be well tolerated. We also received approval from the regulatory authorities to enroll 40 evaluable patients into the Phase 2a stage with a 3:1 randomization of ART27.13 to placebo. We initiated the Phase 2a portion of CAReS during April 2023. As of May 6, 2025, 18 clinical sites across five countries were open for enrollment.

As of June 30, 2025, 32 participants have been enrolled. On September 3, 2025, we announced interim results from the Phase 2a CAReS trial. In the interim analysis, 18 evaluable patients—primarily with lung and gastrointestinal cancers not receiving cyclic chemotherapy—were included. After 12 weeks of treatment in patients who titrated to the top dose evaluated of 1300 micrograms (n=5), ART27.13 demonstrated compelling increases in mean body weight of 6.38% (Standard Deviation or SD 9.50) compared to patients on placebo (n=6) who lost -5.42% (SD 8.17). The maximum weight gain in the ART27.13 group reached 18.5%, versus only 0.4% in placebo. The maximum weight loss in the placebo arm was -17.4%, compared to just -3.0% in the ART27.13 group. Additional benefits were seen in lean body mass, with a +4.23% increase (SD 5.37) in the treatment group versus a -3.15% loss (SD 4.89) in placebo at one month, as well as qualitative improvements in total and weekly activity scores.

Safety results were consistent with prior findings. Among the 32 participants enrolled in the CAReS Phase 2 trial to date, 7 patients (22%) experienced adverse events that may be related to ART27.13. All were mild or moderate, with the exception of a single case of severe malaise, and no drug-related serious adverse events were reported. These data are aligned with safety outcomes observed in Phase 1 of CAReS, supporting ART27.13’s overall favorable tolerability and acceptable safety profile.

Our second in-licensed patented program is being advanced from our platform of small-molecule inhibitors of fatty acid binding proteins, notably FABP5. Fatty acid binding proteins (“FABPs”) are attractive therapeutic targets, however, the high degree of sequence and structural similarities among family members made the creation of drugs targeting specific FABPs challenging. FABP5 is believed to specifically target and regulate one of the body’s endogenous cannabinoids, anandamide (“AEA”). While searching for a FABP5 inhibitor to regulate AEA, researchers at Stony Brook University (“SBU”) discovered the chemistry for creating a large library of compounds which we believe to be highly specific and potent small molecule inhibitors of FABP5 and other isoforms. SBU had received approximately $8.0 million in funding from the National Institutes of Health to develop FABP5 inhibitor candidates including a $4.2 million grant in 2020 to advance research of FABP5 inhibition in prostate cancer. We licensed the rights to world-wide intellectual property in all fields and certain know-how to these inhibitors from SBU.

Our lead FABP5 inhibitor program is designated ART26.12. Preclinical research with ART26.12 showed evidence of activity in multiple pain models including osteoarthritis, cancer bone pain, and neuropathic pain. Based upon positive preclinical evidence from five separate studies showing promising activity and a differentiated mechanism-of-action for the prevention and treatment of painful neuropathies, including diabetic neuropathy and Chemotherapy Induced Peripheral Neuropathy (“CIPN”), we prioritized CIPN as the initial indication for development of ART26.12. Treatment and/or prevention of CIPN is a significant unmet need, often resulting in anti-cancer treatment delays or discontinuations, and there are currently no approved treatments for CIPN by the regulatory authorities in the U.S., UK or EU. We submitted an IND application for ART26.12 to the FDA on 10th of June 2024 and received a study may proceed notice from the FDA on the 8th of July 2024. First-in-human studies for ART26.12 began in Q4 of 2024 and we successfully completed dosing all 48 healthy volunteers planned for the Phase 1 Single Ascending Dose study at the end of April 2025. In addition to its potential as a synthetic endocannabinoid modulator with development targeting pain, inflammation, dermatologic conditions such as psoriasis, FABP5 is understood to play an important role in lipid signaling and is believed to be an attractive strategy for drug development in oncology. Large amounts of human biomarker and animal model data support FABP5 as an oncology target, including triple negative breast cancer, ovarian cancer, cervical cancer, and castration-resistant prostate cancer. Through our sponsored research we have also subsequently identified a potential role for FABP5 inhibition to treat anxiety disorders, such as Post Traumatic Stress Disorder (“PTSD”). We have been awarded a research grant in Canada to expand on our earlier research at the University of Western Ontario in this new development area.

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In addition to our in-licensed programs, we have internal discovery research initiatives which resulted in ART12.11, a proprietary cocrystal composition of CBD and TMP. The crystal structure of CBD is known to exhibit solid polymorphism, or the ability to manifest in different forms. Polymorphism can adversely affect stability, dissolution, and bioavailability of a drug product and thus may affect its quality, safety, and efficacy. Based upon our research, we believe our CBD cocrystal exists as a single crystal form and as such is anticipated to have advantages over other solid forms of CBD that exhibit polymorphism. Emerging data demonstrates potential advantages of this single crystal structure, including improved stability, solubility, and a more consistent absorption profile. We believe these features have contributed to a more consistent and improved bioavailability and pharmacokinetic profile which may ultimately lead to improved safety and efficacy in human therapeutics, as already demonstrated in animal studies.

Presently, we have two U.S. patents, one pending U.S. patent application, six foreign patents (Australia, Brazil, China, Mexico, Japan and Taiwan) and three pending foreign patent applications (Canada, Europe, and South Korea) directed to our cocrystal composition of CBD. Composition claims are generally known in the pharmaceutical industry as the most desired type of intellectual property and should provide for long lasting market exclusivity for our synthetic CBD cocrystal drug product candidate. In addition, due to the reasons outlined above, we believe that our synthetic CBD cocrystal will continue to demonstrate a superior set of pharmaceutical properties compared to non-cocrystal CBD compositions. We plan to develop ART12.11 for multiple potential indications where CBD has shown activity of such anxiety disorders, including PTSD, depression, and other possible uses such as epilepsy and insomnia.

We are developing our product candidates in accordance with traditional regulated drug development standards and expect to make them available to patients via prescription or physician orders only after obtaining marketing authorization from a country’s regulatory authority, such as the FDA. Our management team has experience developing, commercializing, and partnering ethical pharmaceutical products, including several first-in-class therapeutics. Based upon our current management’s capabilities and the future talent we may attract, we plan to retain rights to internally develop and commercialize products; however, we may seek collaborations with partners in the biopharmaceutical industry when a partnering strategy serves to maximize value for our stockholders.

Product Candidate Pipeline

Product Candidate	Target Indication(s)	Development Phase	Estimated Global Market Size
ART27.13 – Synthetic Dual Cannabinoid GPCR Agonist	Cancer-related anorexia	Clinical	Cancer anorexia cachexia syndrome: >$3 billion
ART26.12 – FABP5 inhibitor	CIPN, prostate cancer and breast cancer, pain, dermatologic conditions, and anxiety disorders	Clinical	CIPN: >$2 billion Prostate cancer: approximately $13 billion Breast cancer: approximately $33 billion Psoriasis: $31 billion PTSD: approximately $13 billion
ART12.11 – Synthetic CBD Cocrystal	Anxiety, depression, PTSD, and other potential indications	Pre-clinical	Anxiety disorders: >$13 billion PTSD: approximately $13 billion

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Background

Emerging science suggests that modulating lipid-signaling pathways can unlock novel therapeutic strategies for diseases and medical conditions for which there are no or limited options. Lipids are critical to certain cell signaling pathways. Lipid-signaling modulation is the alteration of the signaling of lipid molecules to change biological activity or function within cellular communication pathways. Lipids contain various fatty acids as their building blocks and are the key components of lipid activity. Fatty Acid Binding Proteins (FABPs) facilitate lipid-signaling by binding to fatty acids which control various cellular functions. FABPs are essential mediators of normal cell signaling processes and under certain conditions can be associated with dysfunctional signaling. Inhibition of specific FABPs may correct abnormal lipid-signaling or improve the function of the ECS, which holds promise as new treatment modalities. We are at the forefront of advancing the application of lipid-modulating therapeutics.

The ECS is composed of cannabinoid receptors, endogenous receptor ligands (“endocannabinoids”) and their associated transporter mechanisms, as well as enzymes responsible for the synthesis and degradation of endocannabinoids and has emerged as a considerable target for pharmacotherapy approaches of numerous human diseases. As a widespread modulatory and lipid-signaling system, the ECS plays important roles in the CNS, development, synaptic plasticity, and the response to endogenous and environmental factors.

The modulation of the ECS can be affected by using selective or non-selective agonists, partial agonists, inverse agonists, and antagonists of the cannabinoid receptors, CB1 and CB2. The CB1 receptor is distributed in brain areas associated with motor control, emotional responses, motivated behavior and energy homeostasis. In the periphery, CB1 is ubiquitously expressed in the adipose tissue, pancreas, liver, gastrointestinal tract, skeletal muscles, heart and the reproductive system. The CB2 receptor is mainly expressed in the immune system regulating its functions and is upregulated in response to tissue stress or damage in most cell types. The ECS is therefore involved in pathophysiological conditions in both the central and peripheral tissues.

The actions of endogenous ligands can be enhanced or attenuated by targeting mechanisms that are associated with their transport within the cellular and extra cellular matrix as well as their synthesis and breakdown. Small molecule chemical modulators of the ECS can be derived from plants (phytocannabinoids), can be semi-synthetic derivatives of phytocannabinoids or endocannabinoids, or can be completely synthetic new chemical entities. We plan to develop approaches within our portfolio that address receptor binding and endocannabinoid transport modulation using only synthetic new chemical entities. Future approaches may also involve targeting synthesis or breakdown enzymes.

ECS targeting cannabinoid-based medicines are already approved and used to treat numerous medical conditions. The ECS is further implicated in many disease states within the peer reviewed literature including conditions which involve the regulation of food intake, central nervous system, pain, cardiovascular, gastrointestinal, immune and inflammation, behavioral, antiproliferative and reproductive functions. These areas of ECS pathophysiology are aligned with our therapeutic areas of focus: anxiety, pain, inflammation, anorexia, and cancer.

Business Strategy

Our objective is to develop and commercialize ethical pharmaceutical products that provide physicians access to the therapeutic potential of lipid signaling modulation, including within the ECS. We intend to pursue technologies and compounds that offer promising therapeutic approaches to known and validated signaling pathways, specifically lipid-signaling which includes compounds that promote the effectiveness of the ECS. While several of our programs are directed towards improving the lives of people suffering with cancer and cancer treatments, our portfolio may ultimately be used to treat a wide range of diseases and conditions where lipid-signaling modulation is particularly promising, including pain, inflammation, various neurological diseases, epilepsy, anxiety disorders, and dermatologic conditions.

Risk Factor Summary

Investing in our securities involves a high degree of risk. You should carefully consider the risks described in the section entitled “Risk Factors” below, as well as other information and risk factors included in our Quarterly Report on Form 10-Q for the period ended June 30, 2025, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including our financial statements and the related notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” any of which may be relevant to decisions regarding an investment in or ownership of our securities. The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth and ability to accomplish our strategic objectives.

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Recent Developments

On July 18, 2025, we entered into an At-The-Market Offering Agreement (the “Sales Agreement”) with R. F. Lafferty & Co., Inc. (“Lafferty”) under which we may offer and sell up to $6.5 million of shares of our common stock from time to time through an “at the market” offering program under which Lafferty will act as sales agent. Under the Sales Agreement, we will set the parameters for the sale of shares, including the number or dollar amount of shares to be issued, the time period during which sales are requested to be made, limitations on the number or dollar amount of shares that may be sold in any one trading day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Lafferty may sell the shares by methods deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. We have no obligation to sell any shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. The shares will be issued pursuant to our shelf registration statement on Form S-3, including the prospectus supplement contained therein, which was declared effective by the SEC on July 14, 2023. As of September 3, 2025, 50,858 shares of common stock have been sold under the ATM for net proceeds of $451,526.95. On September 4, 2025, we filed a prospectus supplement to the July 18, 2025 prospectus supplement to reduce the maximum aggregate gross sales price to $3,451,527, including the common stock previously sold.

On August 1, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) for an at-the market PIPE (private investment in public equity) for the purchase and sale of securities at a price of $10.45 per security, consisting of: (a) 906,687 shares of common stock (or pre-funded warrants in lieu thereof); (b) three-year warrants to purchase 906,687 shares of common stock at an exercise price of $10.20 per share; and (c) three-year warrants to purchase 906,687 shares of common stock at an exercise price of $50.00 per share, for expected aggregate gross proceeds of approximately $9.475 million. We agreed that the net proceeds of the sale would be used to purchase Solana. However, on August 19, 2025, we entered into a Termination and Mutual Release Agreement (the “Purchase Termination Agreement”), which terminates in its entirety, effective as of the August 19, 2025, the Purchase Agreement, the three-year warrants, and any other certificates, agreements, or instruments executed in connection therewith. Concurrently with execution of the Purchase Termination Agreement, the Company paid $50,000 to TingleMerrett LLP, counsel to the investors, for legal fees incurred by the investors in connection with the transaction.

On August 1, 2025, we entered into a Consulting Agreement (the “Consulting Agreement”) with ABK Labs, Inc., a Delaware corporation (“ABK Labs”), pursuant to which ABK Labs will provide strategic advisory services to the Company related to the development, implementation, and communication of the Company’s digital asset strategy, as well as business development, financial and technical advisory, investor relations, and other related support services. The term of the Consulting Agreement is four years from the Effective Date, with automatic renewal for additional 12-month periods unless terminated by either party upon 30 days’ prior written notice. As consideration for the services to be provided under the Consulting Agreement, the Company agreed to issue to ABK Labs a warrant (the “ABK Labs Warrant”) to purchase up to 55,000 shares of the Company’s common stock at an exercise price of $10.20 per share. However, on August 19, 2025, we entered into a Termination Agreement (the “ABK Labs Termination Agreement”) pursuant to which the parties mutually agreed to terminate, effective as of August 16, 2025 (the “Termination Date”), the Consultant Agreement and the ABK Labs Warrant and provided mutual releases of claims relating thereto. No cash payments, penalties, or other consideration were paid in connection with the termination.

We have adopted a Digital Asset Treasury strategy whereby we will purchase the digital currency known as Solana. As of August 6, 2025, the Company has expended $250,000 to purchase Solana.

On September 3, 2025, we announced interim results from the Phase 2 CAReS trial, which 32 participants have been enrolled in as of June 30, 2025. In the interim analysis, 18 evaluable patients—primarily with lung and gastrointestinal cancers not receiving cyclic chemotherapy—were included. After 12 weeks of treatment in patients who titrated to the top dose evaluated of 1300 micrograms (n=5), ART27.13 demonstrated compelling increases in mean body weight of 6.38% (Standard Deviation or SD 9.50) compared to patients on placebo (n=6) who lost -5.42% (SD 8.17). The maximum weight gain in the ART27.13 group reached 18.5%, versus only 0.4% in placebo. The maximum weight loss in the placebo arm was -17.4%, compared to just -3.0% in the ART27.13 group. Additional benefits were seen in lean body mass, with a +4.23% increase (SD 5.37) in the treatment group versus a -3.15% loss (SD 4.89) in placebo at one month, as well as qualitative improvements in total and weekly activity scores.

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Safety results were consistent with prior findings. Among the 32 participants enrolled in the CAReS Phase 2 trial to date, 7 patients (22%) experienced adverse events that may be related to ART27.13. All were mild or moderate, with the exception of a single case of severe malaise, and no drug-related serious adverse events were reported. These data are aligned with safety outcomes observed in Phase 1 of CAReS, supporting ART27.13’s overall favorable tolerability and acceptable safety profile.

On September 4, 2025, we entered into an underwriting agreement with Lafferty, the sole book-running manager and underwriter, relating to an underwritten offering of (i) 640,924 shares of common stock at a price to the public of $4.40 per share, and (ii) pre-funded warrants to purchase up to 40,894 shares of common stock at an exercise price of $0.001 per share at a price to the public of $4.399 per pre-funded warrant, for aggregate gross proceeds of approximately $3 million, before deducting underwriting discounts and commissions and the other estimated offering expenses. Pursuant to the underwriting agreement, we granted the Lafferty a 45-day option to purchase up to an additional 102,272 shares of common stock at $4.40 per share, less the underwriting discounts to cover over-allotments, if any. On September 11, 2025, Lafferty exercised the over-allotment option in part to purchase an additional 57,914 shares of common stock, generating gross proceeds of approximately $0.25 million.

Corporate Information

We were incorporated in the State of Nevada on May 2, 2011, as Knight Knox Development Corp. On January 19, 2017, we changed our name to Reactive Medical, Inc. and on April 14, 2017, we changed our name to Artelo Biosciences, Inc. Our principal executive office is located at 505 Loma Santa Fe, Suite 160, Solana Beach, California 92075 and our telephone number is (858) 925-7049. Our corporate website address is www.artelobio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being a Smaller Reporting Company

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates equals or exceeds $700 million as of the end of that year’s second fiscal quarter.

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The Offering

Units offered by us	[ ] units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock, at a price of $[ ] per unit.

Pre-funded units offered by us

We are also offering to those purchasers, if any, whose purchase of units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, pre-funded units (each pre-funded unit consisting of one pre-funded warrant to purchase one share of common stock and one warrant to purchase one share of common stock), in lieu of units that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock. The purchase price of each pre-funded warrant will equal the public offering price at which units are being sold to the public in this offering, minus $0.001. For each pre-funded unit we sell, the number of units we are offering will be decreased on a one-for-one basis.

Warrants offered by us

[  ] warrants to purchase an aggregate of [  ] shares of common stock. Each unit includes one warrant to purchase one share of common stock. Each warrant will have an exercise price of $[  ] per share, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Pre-funded warrants offered by us

[  ] pre-funded warrants to purchase an aggregate of [  ] shares of common stock. Each pre-funded unit includes one pre-funded warrant to purchase one share of common stock and one warrant to purchase one share of common stock. Each pre-funded warrant will have an exercise price of $0.001 per share, will be immediately exercisable and may be exercisable at any time until all of the pre-funded warrants are exercised in full. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the pre-funded warrants.

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Shares of common stock to be outstanding after this offering

[  ] shares of common stock (assuming the sale of all units covered by this prospectus, no sale of pre-funded units, no exercise of any warrants or pre-funded warrants issued in this offering and no exercise of outstanding options issued under our equity incentive plans, and based on 704,425 shares outstanding as of June 30, 2025).

Best efforts offering

We have agreed to offer and sell the securities offered hereby directly to the purchasers. We have retained [  ] to act as our exclusive placement agent to use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. The placement agent is not required to buy or sell any specific number of the securities offered hereby. See “Plan of Distribution” beginning on page [34] of this prospectus.

Use of proceeds

Assuming we sell all units offered pursuant to this prospectus, we estimate the net proceeds from this offering will be approximately $[  ] million, based on an assumed public offering price of $[  ] per unit (the last reported sale price of our shares of common stock on Nasdaq on [  ], 2025), after deducting placement agent fees and estimated offering expenses payable by us. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these units or pre-funded units offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We intend to use the net proceeds of this offering to advance our product candidates, as well as for working capital and general corporate purposes. See “Use of Proceeds” on page [17] of this prospectus for more information.

Dividend policy	We have never declared or paid any cash dividends on our shares of common stock. We do not anticipate paying any cash dividends in the foreseeable future.

Risk factors

You should carefully consider the risk factors described in the section of this prospectus entitled “Risk Factors,” together with all of the other information included in this prospectus, before deciding to purchase our securities.

Market and trading symbol

Our shares of common stock are traded on Nasdaq under the symbol “ARTL.” We do not intend to list the pre-funded warrants or the warrants on Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants and the warrants will be limited.

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Assumptions Used Throughout This Prospectus

Unless otherwise stated in this prospectus, the total number of shares of common stock outstanding as of the date of this prospectus and after this offering is based on 704,425 shares of common stock outstanding as of June 30, 2025 (giving effect to the one-for-six reverse stock split of our common stock effected on June 13, 2025), and excludes the following:

•

227,842 shares of our common stock issuable upon the exercise of options or restricted stock awards granted under our 2018 Equity Incentive Plan (the “2018 Plan”), with a weighted-average exercise price of $11.03 per share;

•	23,315 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $67.50 per share issued prior to June 2025;

•	123,255 shares of common stock issuable upon the voluntary conversion of convertible notes issued in our May 2025 private placement;

•

246,511 shares of common stock issuable upon the automatic conversion of convertible notes issued in our May 2025 private placement to warrants to purchase common stock, with an exercise price of $6.24 per share;

•	55,300 shares of our common stock issuable upon the exercise of pre-funded warrants issued in our June 2025 private placement, with an exercise price of $0.001 per share;

•	437,448 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with an exercise price of $5.82 per share;

•	230,023 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with a weighted-average exercise price of $10.00 per share;

•	107,722 shares of our common stock reserved for future issuance under our 2018 Plan;

•

44,358 shares of our common stock reserved for potential issuance under the over-allotment provisions of the underwriting agreement with R.L. Lafferty & Co., Inc. for the September 5, 2025 public offering;

•	[ ] shares of common stock issuable upon exercise of the warrants included in this offering, at an exercise price of $[ ] per share; and

•	[ ] shares of common stock issuable upon exercise of the pre-funded warrants included in this offering, at an exercise price of $0.001 per share.

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of pre-funded units in this offering, which, if sold, would reduce the number of units that we are offering on a one-for-one basis, (ii) no exercise of outstanding options issued under our equity incentive plans and (iii) no exercise of the warrants issued in this offering (including the warrants underlying the units and the pre-funded units).

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Summary Financial Data

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the statements of operations data for the six months ended June 30, 2025, and 2024 and the balance sheet data as of June 30, 2025, from our unaudited financial statements included elsewhere in the prospectus. We have derived the statements of operations data for the years ended December 31, 2024, and 2023 and the balance sheet data as of December 31, 2024, and 2023, from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Consolidated Statement of Operations Information:

	Six Months Ended		Year Ended
	June 30,		December 31,
(In thousands)	2025	2024	2024	2023
Operating Expenses	(unaudited)	(unaudited)
General and administrative	$2,274	$1,909	$4,115	$4,234
Research and development	3,255	3,192	5,993	5,696
Total Operating Expenses	5,529	5,101	10,108	9,930
Loss from Operations	(5,529)	(5,101)	(10,108)	(9,930)
Total other (expense) income	(64)	185	282	641
Net Loss	$(5,593)	$(4,916)	$(9,826)	$(9,289)
Total Comprehensive Loss	$(5,686)	$(4,916)	$(9,825)	$(9,238)
Basic and Diluted Loss per Common Share	$(9.80)	$(9.17)	$(18.30)	$(18.80)
Basic and Diluted Weighted Average Common Shares Outstanding	571	536	537	494

		As of
(In thousands)	June 30,	December 31,
	2025	2024	2023
Balance Sheet Data:	(unaudited)
Cash and cash equivalents	$2,066	$2,338	$2,815
Trading marketable securities	-	-	7,611
Working capital	(3,479)	785	9,689
Total assets	4,357	4,698	13,043
Total liabilities	5,763	1,841	1,291
Additional paid-in capital	54,617	53,194	52,264
Accumulated deficit	(55,729)	(50,136)	(40,310)
Accumulated other comprehensive income (loss)	(295)	(202)	(203)
Total stockholders’ (deficit) equity	$(1,406)	$2,857	$11,752

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available. This section should be read in conjunction with our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2024. The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements can be identified by words such as “believe,” “anticipate,” “may,” “might,” “can,” “could,” “continue,” “depends,” “expect,” “expand,” “forecast,” “intend,” “predict,” “plan,” “rely,” “should,” “will,” “may,” “seek,” or the negative of these terms and other similar expressions, although not all forward-looking statements contain these words. You should read these statements carefully because they discuss future expectations, contain projections of future results of operations or financial condition, or state other “forward-looking” information. These statements relate to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including, but not limited to, those described in “Risk Factors.” These forward-looking statements reflect our beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail in the section entitled “Risk Factors” and elsewhere in this prospectus, including the information incorporated by reference. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We qualify all of the forward-looking statements in this prospectus by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

This prospectus and the information incorporated by reference also contains estimates, projections and other information concerning our industry, our business, and the markets for certain diseases, including data regarding the estimated size of those markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.

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RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. If any of these risks occur, the value of our shares of common stock and our other securities may decline. Before making your investment decision, you should carefully consider the risks together with all of the other information contained or incorporated by reference in this prospectus, including any risks in the section entitled “Risk Factors” contained in any supplements to this prospectus, in our Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025, in our Annual Report on Form 10-K filed with the SEC on March 3, 2025, and in our subsequent filings with the SEC. Each of the referenced risks and uncertainties could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities. Additional risks not known to us or that we believe are immaterial may also adversely affect our business, operating results and financial condition and the value of an investment in our securities.

Risks Related to This Offering

Our financial condition raises substantial doubt as to our ability to continue as a going concern.

As of June 30, 2025, we had approximately $2.1 million in cash and cash equivalents, and working capital of negative $3.5 million, and we have incurred and expect to continue to incur significant costs in pursuit of our drug candidates. For the six months ended June 30, 2025, we recorded a net loss of approximately $5.6 million and used cash in operations of approximately $2.1 million. Our financial statements for the six months ended June 30, 2025 have been prepared assuming that we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, we have not generated substantial product revenues from our activities and have incurred substantial operating losses. We expect that we will continue to generate substantial operating losses for the foreseeable future until we complete development and approval of one of our product candidates. We expect to continue to fund our operations primarily through utilization of our current financial resources and additional raises of capital.

These conditions raise substantial doubt about our ability to continue as a going concern. We have evaluated the significance of the uncertainty regarding our financial condition in relation to our ability to meet our obligations, which has raised substantial doubt about our ability to continue as a going concern. While it is very difficult to estimate our future liquidity requirements, we believe if we are unable to obtain additional financing, existing cash resources will not be sufficient to enable us to fund the anticipated level of operations through one year from the date the accompanying financial statements are issued. There can be no assurances that we will be able to secure additional financing on acceptable terms. In the event we do not secure additional financing, we will be forced to delay, reduce, or eliminate some or all of its discretionary spending, which could adversely affect our business prospects, ability to meet long-term liquidity needs and the ability to continue operations.

Our management will have broad discretion as to the use of the proceeds from this offering, and may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of the offering. Currently, we intend to use the net proceeds from this offering primarily for priority research initiatives and clinical development projects, working capital and general purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether these proceeds are being used appropriately. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value, which could cause the price of our shares of common stock to decline.

There is no public market for the warrants or pre-funded warrants being offered in this offering.

There is no established public trading market for the warrants or the pre-funded warrants being offered in this offering, and we do not expect such a market to develop. In addition, we do not intend to apply to list the warrants or the pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the warrants and the pre-funded warrants will be limited.

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Holders of warrants or pre-funded warrants purchased in this offering will have no rights as stockholders of shares of common stock until such holders exercise their warrants or pre-funded warrants and acquire our shares of common stock, except as set forth in the warrants or pre-funded warrants.

Except as set forth in the warrants and the pre-funded warrants, until holders of warrants or pre-funded warrants acquire our shares of common stock upon exercise of the warrants or the pre-funded warrants, holders of warrants or pre-funded warrants have no rights with respect to our shares of common stock underlying such warrants or pre-funded warrants exercise of the warrants or the pre-funded warrants, the holders will be entitled to exercise the rights of a stockholder of shares of common stock only as to matters for which the record date occurs after the exercise date.

The warrants and pre-funded warrants are speculative in nature.

The warrants and pre-funded warrants offered hereby do not confer any rights of share of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Specifically, commencing on the date of issuance, holders of the warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $[  ] per share of common stock, and holders of the pre-funded warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $0.001 per share of common stock. Moreover, following this offering, the market value of the warrants and pre-funded warrants is uncertain and there can be no assurance that the market value of the warrants or pre-funded warrants will equal or exceed their respective public offering prices. There can be no assurance that the market price of the shares of common stock will ever equal or exceed the exercise price of the warrants or pre-funded warrants, and consequently, whether it will ever be profitable for holders of warrants to exercise the warrants or for holders of the pre-funded warrants to exercise the pre-funded warrants.

This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the units and pre-funded units in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities or amount of proceeds that must be sold as a condition to completion of this offering. Because there is no minimum number of securities or amount of proceeds required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to fund preclinical and clinical development of our product candidates, including which includes initial Phase 2 data from the ongoing CAReS trial, completion of and data readout from two Phase one studies (Single Ascending Dose and Food Effect) and initiation of the third Phase 1 trial (Multiple Ascending Dose) with ART26.12, and toxicology studies in preparation for clinical studies with ART12.11. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of units in this offering at an assumed public offering price of $[  ] per unit, and after deducting placement agent fees and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[  ] per share. Additionally, to the extent that the warrants issued in this offering, or outstanding or to be granted options to officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. See the section entitled “Dilution” for additional information on how this offering may affect current and prospective shareholders.

We will likely need to offer and issue additional shares of our common stock or other equity or convertible debt securities in order to raise additional capital. Future equity offerings or other equity issuances may be at a price per share that is equal to or greater than the price per share paid by investors in this offering. Future investors in such offerings may have rights superior to existing stockholders, and the price per share at which we sell additional shares of common stock or other equity or convertible debt securities in future transactions may be at a higher or lower price per share than the price per share in this offering.

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Our common stock may be delisted from Nasdaq if we fail to comply with continued listing standards.

Our common stock is currently traded on Nasdaq under the symbol “ARTL.” If we fail to comply with Nasdaq’s continued listing standards, we may be delisted and our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Further, delisting of our common stock would likely result in our common stock becoming a “penny stock” under the Exchange Act.

On May 22, 2025, we received a notice from the Staff notifying us that, because our stockholders’ equity was below $2.5 million as reported on our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, we no longer meet the minimum stockholders’ equity requirement for continued listing on Nasdaq under Nasdaq Rule 5550(b)(1). Pursuant to the notice and the Listing Rules of Nasdaq, we submitted a plan to regain compliance with the minimum stockholders’ equity requirement within 45 calendar days of receiving the letter from the Staff. If such compliance plan is accepted, Nasdaq may grant an extension of 180 calendar days from the date of the notice. This plan was updated and resubmitted to Nasdaq on August 29, 2025.  If the updated plan is not accepted, we may appeal the Staff’s determination to a Nasdaq Hearings Panel. We are currently evaluating options to regain compliance and intend to timely submit a plan to regain compliance with the minimum stockholders’ equity requirement. Although we intend to use all reasonable efforts to achieve compliance with all Nasdaq listing standards, there can be no assurance that we will be able to regain compliance with the listing standards or that we will otherwise be in compliance with other applicable Nasdaq listing criteria. Furthermore, Nasdaq may delist our common stock for public interest concerns, even if we are able to regain compliance for continued listing on Nasdaq under the listing requirements.

If our common stock were to be delisted by Nasdaq, it may be eligible for quotation on an over-the-counter quotation system or on the pink sheets. Upon any such delisting, our common stock would become subject to the regulations of the SEC relating to the market for penny stocks. A penny stock is any equity security not traded on a national securities exchange that has a market price of less than $5.00 per share. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell securities in the secondary market. In such a case, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock, and there can be no assurance that our common stock will be eligible for trading or quotation on any alternative exchanges or markets.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through public or private sales of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

We have never paid dividends on any of our capital stock and currently intend to retain any future earnings to fund the growth of our business. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of the securities will be the sole source of gain, if any, for the foreseeable future.

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The market price of our shares may be subject to fluctuation and volatility. You could lose all or part of your investment.

The market price of our common stock is subject to wide fluctuations in response to various factors, some of which are beyond our control. The market price of our shares on Nasdaq may fluctuate as a result of a number of factors, some of which are beyond our control, including, but not limited to:

•	actual or anticipated variations in our and our competitors’ results of operations and financial condition

•	changes in earnings estimates or recommendations by securities analysts, if our shares are covered by analysts;

•	market acceptance of our product candidates;

•	development of technological innovations or new competitive products by others;

•	announcements of technological innovations or new products by us;

•	publication of the results of preclinical or clinical trials for our product candidates;

•	failure by us to achieve a publicly announced milestone;

•	delays between our expenditures to develop and market new or enhanced products and the generation of sales from those products;

•	developments concerning intellectual property rights, including our involvement in litigation brought by or against us;

•	regulatory developments and the decisions of regulatory authorities as to the approval or rejection of new or modified products;

•	changes in the amounts that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our product candidates;

•	our sale or proposed sale, or the sale by our significant stockholders, of our shares or other securities in the future;

•	changes in key personnel;

•	success or failure of our research and development projects or those of our competitors;

•	the trading volume of our shares; and

•	general economic and market conditions and other factors, including factors unrelated to our operating performance.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our shares and result in substantial losses being incurred by our investors. In the past, following periods of market volatility, public company stockholders have often instituted securities class action litigation. If we were involved in securities litigation, it could impose a substantial cost upon us and divert the resources and attention of our management from our business.

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This offering may cause the trading price of our shares of common stock to decrease.

The price per unit, together with the number of shares of common stock and warrants and pre-funded warrants we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our shares. This decrease may continue after the completion of this offering.

Resales of our shares of common stock in the public market by our stockholders as a result of this offering may cause the market price of our shares of common stock to fall.

We are registering shares of common stock made part of the units (including shares of common stock issuable upon exercise of pre-funded warrants) and an aggregate of shares of common stock issuable upon the exercise of the warrants offered under this prospectus. Sales of substantial amounts of our shares of common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our shares of common stock. The issuance of new shares of common stock could result in resales of our shares of common stock by our current shareholders concerned about the potential ownership dilution of their holdings. Furthermore, in the future, we may issue additional shares of common stock or other equity or debt securities exercisable or convertible into shares of common stock. Any such issuance could result in substantial dilution to our existing shareholders and could cause our stock price to decline.

Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to (i) timely delivery of securities, (ii) agreement to not issue any shares or securities convertible into shares for a period of days from closing of the offering, subject to certain exceptions and (iii) indemnification for breach of contract.

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USE OF PROCEEDS

Assuming we sell all units offered pursuant to this prospectus, we estimate the net proceeds from this offering will be approximately $[  ], based on an assumed public offering price of $[  ] per unit (the last reported sale price of our shares of common stock on Nasdaq on [  ], 2025), after deducting placement agent fees and estimated offering expenses payable by us as described in “Plan of Distribution” and excluding the proceeds, if any, from the exercise of the warrants or pre-funded warrants sold in this offering. However, this is a best efforts offering with no minimum number of securities or amount of proceeds as a condition to closing, and we may not sell all or any of these units or pre-funded units offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

We intend to use the net proceeds of this offering to advance our product candidates, as well as for working capital and general corporate purposes.

Assuming that we receive net proceeds of approximately $[  ] million from this offering (assuming an offering with gross proceeds of approximately $[  ] million), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will meet our capital needs until fiscal year end 2026 under our current business plan which includes initiation of the third Phase 1 trial (Multiple Ascending Dose) with ART26.12, partnering efforts for ART27.13 and toxicology studies in preparation for clinical studies with ART12.11. Assuming that we receive net proceeds of approximately $[  ] million from this offering (assuming an offering with gross proceeds of approximately $[  ] million), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs until into Q3 2026 under our current business plan as described above.

The amounts and timing of these expenditures is subject to change and may be impacted by numerous factors outside of our control, including the outcomes and results from two ongoing clinical studies. The amounts and timing of our actual use of the net proceeds from this offering will vary depending on numerous factors, including the factors described under “Risk Factors” located elsewhere in this prospectus or in the information incorporated by reference herein or therein. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock at any time in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions, the terms of any future credit agreements and other factors that our board of directors may deem relevant. See the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q for additional information regarding our financial condition.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of June 30, 2025:

•	On an actual basis; and

•

On an as adjusted basis to give effect to the sale by us of units in this offering at an assumed public offering price of $[  ] per unit, which is the last reported sale price of our shares of common stock on Nasdaq on [  ], 2025, assuming no sale of any pre-funded units in this offering and no exercise of any warrants included in the units and after deducting the estimated placement agent fees and estimated offering expenses payable by us as described under “Use of Proceeds.”

The as adjusted information below is illustrative only. You should read this table together with the information contained in this prospectus and the information incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, including the historical financial statements and related notes included therein.

	As of June 30, 2025
	Actual (Unaudited)	As Adjusted (Unaudited)
	(U.S. $ in thousands)
Cash and cash equivalents	$2,066	$-
Total current liabilities	$5,712	$-
Stockholders’ equity
Preferred Stock, par value $0.001, 69,445 shares authorized, 0 shares issued and outstanding as of June 30, 2025	-	-
Common Stock, par value $0.001, 8,333,333 shares authorized and 704,425 shares issued and outstanding as of June 30, 2025	1
Additional paid in capital	54,617
Accumulated deficit	(55,729)
Accumulated other comprehensive loss	(295)
Total stockholders’ (deficit) equity	$(1,406)	$-

A $[  ] increase or decrease in the assumed public offering price of $[  ] per unit, which is the last reported sale price of our shares of common stock on Nasdaq on [  ], 2025, would increase or decrease, as appropriate, our pro forma as-adjusted cash and cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $[  ] million, assuming the number of units offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the estimated placement agent fees and estimated offering expenses payable by us.

Similarly, an increase or decrease of in the number of units offered by us, based on the assumed public offering price of $[  ] per unit, would increase or decrease our pro forma as-adjusted cash and cash equivalents and short-term investments, total assets and total shareholders’ equity by approximately $[  ] million, after deducting the placement agent fees and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual offering price, the actual number of units we offer in this offering, and other terms of this offering determined at pricing.

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The table and discussion above are based on 704,425 shares of common stock outstanding as of June 30, 2025 (giving effect to the one-for-six reverse stock split of our common stock effected on June 13, 2025), and excludes the following:

•	227,842 shares of our common stock issuable upon the exercise of options or restricted stock awards granted under our 2018 Equity Incentive Plan (the “2018 Plan”), with a weighted-average exercise price of $11.03 per share;

•	23,315 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $67.50 per share issued prior to June 2025;

•	123,255 shares of common stock issuable upon the voluntary conversion of convertible notes issued in our May 2025 private placement;

•	246,511 shares of common stock issuable upon the automatic conversion of convertible notes issued in our May 2025 private placement to warrants to purchase common stock, with an exercise price of $6.24 per share;

•	55,300 shares of our common stock issuable upon the exercise of pre-funded warrants issued in our June 2025 private placement, with an exercise price of $0.001 per share;

•	437,448 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with an exercise price of $5.82 per share;

•	230,023 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with a weighted-average exercise price of $10.00 per share;

•	107,722 shares of our common stock reserved for future issuance under our 2018 Plan;

•	44,358 shares of our common stock reserved for potential issuance under the over-allotment provisions of the underwriting agreement with R.L. Lafferty, Co., Inc. for the September 5, 2025 public offering;

•	[ ] shares of common stock issuable upon exercise of the warrants included in this offering, at an exercise price of $[ ] per share; and

•	[ ] shares of common stock issuable upon exercise of the pre-funded warrants included in this offering, at an exercise price of $0.001 per share.

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of pre-funded units in this offering, which, if sold, would reduce the number of units that we are offering on a one-for-one basis, (ii) no exercise of outstanding options issued under our equity incentive plans and (iii) no exercise of the warrants issued in this offering (including the warrants underlying the units and the pre-funded units).

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DILUTION

If you invest in our units in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per unit and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2025, our net tangible book value was $(3.4) million, or $(4.89) per share of our common stock, based upon 704,425 shares of common stock outstanding as of that date. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per unit paid by new investors.

After giving effect to our issuance and sale of units in this offering at an assumed public offering price of $[  ] per unit (the closing sale price of our common stock on Nasdaq on [  ], 2025), assuming no units included any pre-funded warrants in this offering and after deducting placement agent fees and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $[  ], or approximately $[  ] per share. This represents an immediate increase in actual net tangible book value per share of $[  ] to our existing stockholders and an immediate dilution in actual net tangible book value per share of approximately $[  ] to new investors purchasing units in this offering, as illustrated by the following table:

Public offering price per unit	$
Net tangible book value per share as of June 30, 2025		$(4.89)
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors participating in this offering	$

If we only sell 75% or 50% of the maximum offering amount, our as adjusted net tangible book value after this offering would be $[  ], or $[  ], respectively, and the dilution per share to investors purchasing securities in this offering would be $[  ], or $[  ], respectively, assuming no units including pre-funded warrants are sold and after deducting placement agent fees and estimated offering expenses payable by us.

The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the actual number of units that we offer in this offering, and other terms of this offering determined at the time of pricing. The foregoing discussion and table assumes no sale of units including pre-funded warrants, which if sold, would reduce the number of shares that we are offering on a one-for-one basis. It also assumes no exercises of the warrants issued as part of the units. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The table and discussion above are based on 704,425 shares of common stock outstanding as of June 30, 2025 (giving effect to the one-for-six reverse stock split of our common stock effected on June 13, 2025), and excludes the following:

•	227,842 shares of our common stock issuable upon the exercise of options or restricted stock awards granted under our 2018 Equity Incentive Plan (the “2018 Plan”), with a weighted-average exercise price of $11.03 per share;

•	23,315 shares of our common stock issuable upon the exercise of warrants, with a weighted-average exercise price of $67.50 per share issued prior to June 2025;

•	123,255 shares of common stock issuable upon the voluntary conversion of convertible notes issued in our May 2025 private placement;

•	246,511 shares of common stock issuable upon the automatic conversion of convertible notes issued in our May 2025 private placement to warrants to purchase common stock, with an exercise price of $6.24 per share;

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•	55,300 shares of our common stock issuable upon the exercise of pre-funded warrants issued in our June 2025 private placement, with an exercise price of $0.001 per share;

•	437,448 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with an exercise price of $5.82 per share;

•	230,023 shares of our common stock issuable upon the exercise of warrants issued in our June 2025 private placement, with a weighted-average exercise price of $10.00 per share;

•	107,722 shares of our common stock reserved for future issuance under our 2018 Plan;

•	44,358 shares of our common stock reserved for potential issuance under the over-allotment provisions of the underwriting agreement with R.L. Lafferty, Co., Inc. for the September 5, 2025 public offering;

•	[ ] shares of common stock issuable upon exercise of the warrants included in this offering, at an exercise price of $[ ] per share; and

•	[ ] shares of common stock issuable upon exercise of the pre-funded warrants included in this offering, at an exercise price of $0.001 per share.

Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of pre-funded units in this offering, which, if sold, would reduce the number of units that we are offering on a one-for-one basis, (ii) no exercise of outstanding options issued under our equity incentive plans and (iii) no exercise of the warrants issued in this offering (including the warrants underlying the units and the pre-funded units).

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 29, 2025, for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of any class of our voting securities.

The percentage beneficial ownership information prior to the offering shown in the table is based on an aggregate of 1,555,493 shares of our common stock outstanding as of September 29, 2025. The percentage of beneficial ownership after this offering shown in the table is based on shares of common stock outstanding after the closing of this offering, assuming no sale of pre-funded units, no exercise of outstanding options issued under our equity incentive plans and no exercise of any warrants or pre-funded warrants issued in this offering.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of [  ], 2025. Shares subject to options that are currently exercisable or exercisable within 60 days of [  ], 2025 are considered outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, and subject to community property laws where applicable, based on the information provided to us, we believe that the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address of each of the individuals and entities named in the table below is c/o Artelo Biosciences, Inc., 505 Lomas Santa Fe, Suite 160, Solana Beach, California 92075.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Number of Shares of Common Stock Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Shares	Percentage (%)	Shares	Percentage (%)
5% Stockholders:
Daniel Stuart Farb(1)	153,000	9.8%	153,000	[ ]

Directors and Named Executive Officers:
Gregory D. Gorgas(2)	51,883	3.3%	51,883	[ ]
Connie Matsui(3)	2,077	*	2,077	[ ]
Steven Kelly(4)	1,465	*	1,465	[ ]
Douglas Blayney, M.D.(5)	1,407	*	1,407	[ ]
R. Martin Emanuele, Ph.D.(6)	1,368	*	1,368	[ ]
Gregory R. Reyes M.D., Ph.D.(7)	998	*	998	[ ]
Tamara A. Favorito(8)	482	*	482	[ ]
All directors and executive officers as a group (7 persons)(9)	59,680	3.8%	59,680

* Less than 1%

(1)

Mr. Farb’s principal business address is 38 Newbury St., 3rd Floor, Boston, Massachusetts 02116. Does not include 1,299 warrants representing 11,299 shares of common stock, which have an exercise price of $10.00 per share and expire in June 2030 (the "$10 Warrants"), and 3 warrants representing 3 shares of common stock, which have an exercise price of $5.82 per Share and expire in June 2030 (the "$5.82 Warrants" and together with the $10 Warrants, the "Farb Warrants"). The Farb Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation (as defined below). A holder of the Warrants may not exercise any such Warrants to the extent that such exercise would result in the number of shares  of common stock beneficially owned by such holder and his or its affiliates exceeding 4.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise, except that upon at least 61 days' prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation").  Information included in this prospectus relating to Mr. Farb is based up a Schedule 13D filed by Mr. Farb with the U.S. Securities and Exchange Commission on September 19, 2025.

(2)

Consists of (i) 3,007 shares held directly by Gregory D. Gorgas, (ii) 400 shares held indirectly by Gorgas Family Trust, and (iii) 48,476 shares of common stock issuable pursuant to options held directly by Gregory D. Gorgas exercisable within 60 days.

(3)	Consists of (i) 629 shares held directly by Connie Matsui, and (ii) 1,448 shares of common stock issuable pursuant to options held directly by Connie Matsui exercisable within 60 days.

(4)	Consists of (i) 139 shares held by Steven Kelly, and (ii) 1,326 shares of common stock issuable pursuant to options held directly by Steven Kelly exercisable within 60 days.

(5)	Consists of (i) 139 shares held by Douglas Blayney, M.D., and (ii) 1,268 shares of common stock issuable pursuant to options held directly by Douglas Blayney, M.D. exercisable within 60 days.

(6)	Consists of (i) 139 shares held by R. Marty Emanuele, Ph.D., and (ii) 1,229 shares of common stock issuable pursuant to options held directly by R. Marty Emanuele, Ph.D. exercisable within 60 days.

(7)	Consists of 998 shares of common stock issuable pursuant to options held directly by Gregory R. Reyes M.D., Ph.D. exercisable within 60 days.

(8)	Consists of 482 shares of common stock issuable pursuant to options held directly by Tamara A. Favorito exercisable within 60 days.

(9)	Includes 55,227 shares of common stock subject to options exercisable within 60 days.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

The following description summarizes certain terms of our capital stock, certain provisions of our articles of incorporation and bylaws and certain terms of the warrants and pre-funded warrants included in this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and bylaws and the provisions of the warrants and the pre-funded warrants, copies of which are filed with the SEC as exhibits to the Registration Statement on Form S-1 of which this prospectus forms a part, and to the applicable provisions of Nevada law.

We are offering (i) up to units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock, and (ii) up to pre-funded units, each pre-funded unit consisting of one pre-funded warrant to purchase one share of common stock and one warrant to purchase common stock. For each pre-funded unit we sell, the number of units we are offering will be decreased on a one-for-one basis.

Each share of common stock and accompanying warrant included in each unit will be immediately separable upon issuance and will be issued separately, and each pre-funded warrant to purchase one share of common stock and the accompanying warrant included in each pre-funded unit will be immediately separable upon issuance and will be issued separately. The units and pre-funded units will not be issued or certificated. We are also registering the shares of common stock included in the units and the shares of common stock issuable from time to time upon exercise of the pre-funded warrants included in pre-funded units and warrants included in the units and the pre-funded units offered hereby.

Our authorized capital stock consists of 8,402,778 shares of capital stock, of which 8,333,333 shares are designated as common stock, $0.001 par value per share, and 69,445 shares are designated as preferred stock, $0.001 par value per share. As of June 30, 2025, there were 704,425 shares of common stock issued and outstanding, and no outstanding shares of preferred stock.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our board of directors; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters submitted to a vote of stockholders. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The Company has authorized 69,445 shares of preferred stock. There is no preferred stock outstanding.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws.

Certain provisions of Nevada law and certain provisions that are included in our Articles of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified Board. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of Class I directors shall terminate on the date of the 2027 annual meeting, the term of the Class II directors shall terminate on the date of the 2025 annual meeting, and the term of the Class III directors shall terminate on the date of the 2026 annual meeting. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

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Stockholder Meetings. Our Bylaws provide that a special meeting of stockholders may be called only by our president, by all of the directors provided that there are no more than three directors, or if more than three, by any three directors, or by the holder of a majority share of our capital stock.

Stockholder Action by Written Consent. Our Bylaws allow for any action that may be taken at any annual or special meeting of the stockholders to be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholders Not Entitled to Cumulative Voting. Our Bylaws do not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Nevada Business Combination Statutes. The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, (the “NRS”), generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the Board prior to the date the interested stockholder obtained such status or the combination is approved by the Board and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the Board prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Board before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within two years, did own) 10% or more of the voting power of the outstanding voting shares of a corporation. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada Control Share Acquisition Statutes. The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business in Nevada directly or through an affiliated corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

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A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of us.

Amendment of Charter and Bylaw Provisions. The amendment of any of the above provisions would require approval by holders of at least a 35% of the total voting power of all of our outstanding voting stock, except in certain circumstances.

The provisions of Nevada law, our Articles of Incorporation, and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, 23rd floor, New York, NY 10043.

Market Listing

Our common stock is listed on Nasdaq under the symbol “ARTL.”

Warrants

The following description of the warrants we are offering is a summary and is qualified in its entirety by reference to the provisions of the warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price. Each warrant offered hereby will have an initial exercise price per share equal to $[  ]. The warrants will be immediately exercisable and will expire on the fifth anniversary of the original issuance date. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock and the exercise price.

Exercisability. The warrants will be exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise, as discussed below). A holder (together with its affiliates) may not exercise any portion of the warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the holder’s beneficial ownership limitation, which may not exceed 9.99% of the number of outstanding shares of common stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us. Purchasers in this offering may also elect, prior to the issuance of the warrants, to have the initial exercise limitation set at 9.99% of our outstanding shares of common stock. No fractional shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

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Cashless Exercise. If, at the time a holder exercises its warrants, a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the common warrants.

Transferability. Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the warrants on any securities exchange or nationally recognized trading system. We do not intend to list the warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our shares of common stock, the holders of the warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until they exercise their warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the warrants have the right to require us or a successor entity to redeem the warrants for cash in the amount of the Black-Scholes Value (as defined in the warrants) of the remaining unexercised portion of the warrants on the date of the consummation of such fundamental transaction, concurrently with or within 30 days following the consummation of a fundamental transaction. However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the warrants that are being offered and paid to the holders of our common stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our common stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction.

Pre-Funded Warrants

The following description of the pre-funded warrants we are offering is a summary and is qualified in its entirety by reference to the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Duration and Exercise Price. Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.001. The pre-funded warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our shares of common stock and the exercise price.

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Exercisability. The pre-funded warrants will be exercisable, at the option of the holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the pre-funded warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the pre-funded warrants at closing to have their pre-funded warrants exercised immediately upon issuance and receive shares of common stock underlying the pre-funded warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding shares of common stock immediately after exercise. However, upon notice from the holder to us, the holder may decrease or increase the beneficial ownership limitation, which may not exceed 9.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants, provided that any increase in the beneficial ownership limitation will not take effect until 61 days following notice to us. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round down to the next whole share.

Cashless Exercise. At any time, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of the shares of common stock determined according to a formula set forth in the pre-funded warrants.

Transferability. Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

Right as a Shareholder. Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of our shares of common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until they exercise their pre-funded warrants.

Fundamental Transaction. In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of our common stock, warrants and pre-funded warrants purchased in this offering. This discussion is for general information only, is not tax advice and does not purport to be a complete analysis of all the potential tax considerations. This discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons whose functional currency is not the U.S. dollar;

•

persons who hold our common stock, warrants or pre-funded warrants as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock, warrants or pre-funded warrants pursuant to the exercise of any warrant or option or otherwise as compensation;

•	persons who hold or receive our common stock, warrants or pre-funded warrants pursuant to conversion rights under convertible instruments;

•	persons who do not hold our common stock, warrants or pre-funded warrants as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock, warrants or pre-funded warrants under the constructive sale provisions of the Code.

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In addition, if a partnership, entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, warrants or pre-funded warrants, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities that hold our common stock, warrants or pre-funded warrants, as well as partners or members in such entities, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock, warrants or pre-funded warrants arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty. In addition, significant changes in U.S. federal income tax laws were recently enacted. You should consult with your tax advisor with respect to such changes in U.S. tax law as well as potentially conforming changes in state tax laws.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder of our common stock, warrants or pre-funded warrants other than a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

General Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of common stock as described below. You should consult your own tax advisor regarding the risks associated with the acquisition of a pre-funded warrant pursuant to this offering (including potential alternative characterizations). The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

Allocation of Purchase Price and Characterization of Units and Pre-Funded Units

For U.S. federal income tax purposes, each unit and pre-funded unit should be treated as an “investment unit” consisting of one share of our common stock or one pre-funded warrant, as applicable, and a warrant to acquire one share of our common stock, subject to adjustment. The purchase price for each investment unit will be allocated between these two components in proportion to their relative fair market values at the time the investment unit is purchased by each holder. This allocation of the purchase price for each investment unit will establish your initial tax basis for U.S. federal income tax purposes in the share of common stock or pre-funded warrant, as applicable, and the warrant included in each investment unit. The separation of the share of common stock or pre-funded warrant, as applicable, and the warrant included in each investment unit should not be a taxable event for U.S. federal income tax purposes. You should consult your own tax advisor regarding the allocation of the purchase price for an investment unit.

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Distributions

As described in the section captioned “Dividend policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock, Warrants or Pre-Funded Warrants.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from the withholding tax described in the previous paragraph, subject to the discussion below on backup withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock, Warrants or Pre-Funded Warrants

Subject to the discussion below on backup withholding on common stock, warrants or pre-funded warrants held by or through foreign entities, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, warrants or pre-funded warrants unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

we are treated as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, warrants or pre-funded warrants.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. Special rules may apply to the determination of the five percent threshold in the case of a holder of a warrant or pre-funded warrant. Non-U.S. holders are urged to consult their own tax advisors regarding the effect of holding our warrants or pre-funded warrants on the calculation of such five percent threshold.

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If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Warrants and Pre-Funded Warrants

Exercise of Warrants or Pre-Funded Warrants.  In general, a non-U.S. holder will not recognize gain or loss for U.S. federal income tax purposes upon exercise of a warrant or pre-funded warrant, except to the extent the non-U.S. holder receives a cash payment for any such fractional share that would otherwise have been issuable upon exercise of the warrant or pre-funded warrant, which will be treated as a sale subject to the rules described above for “—Gain on Disposition of Common Stock, Warrants or Pre-Funded Warrants.” A non-U.S. holder’s initial tax basis in the share of common stock received upon exercise of a warrant or a pre-funded warrant, as applicable, should be equal to the sum of (i) the non-U.S. holder’s tax basis in the warrant or pre-funded warrant (that is, an amount equal to the portion of the purchase price of a unit or a pre-funded unit, as applicable, allocable to the warrant or pre-funded warrant, as applicable, as described above) plus (ii) the exercise price paid by the non-U.S. holder on the exercise of the warrant or pre-funded warrant. A non-U.S. holder’s holding period for shares of common stock received on exercise of a warrant will commence on the date following the date of exercise of the warrant and will not include the period during which the non-U.S. holder held the warrant. A non-U.S. holder’s holding period for shares of common stock received on exercise of a pre-funded warrant should include the period during which the non-U.S. holder held the pre-funded warrant.

In certain limited circumstances, a non-U.S. holder may be permitted to undertake a cashless exercise of warrants or pre-funded warrants into our common stock. The U.S. federal income tax treatment of a cashless exercise of warrants or pre-funded warrants into our common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a warrant or pre-funded warrant described in the preceding paragraph. Non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants or pre-funded warrants.

Expiration of Warrants or Pre-Funded Warrants.  Expiration of warrants or pre-funded warrants will be treated as if the non-U.S. holder sold or exchanged the warrant or pre-funded warrant, as applicable, and recognized a capital loss equal to the non-U.S. holder’s tax basis in such warrant or pre-funded warrant. However, a non-U.S. holder will not be able to utilize a loss recognized upon expiration of a warrant or pre-funded warrant against the non-U.S. holder’s U.S. federal income tax liability unless the loss is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment in the United States) or is treated as a U.S.-source loss and the non-U.S. holder is present 183 days or more in the taxable year of disposition and certain other conditions are met.

Certain Adjustments to the Warrants or Pre-Funded Warrants.  Under Section 305 of the Code, an adjustment to the number of shares of common stock issued on the exercise of the warrants or pre-funded warrants, or an adjustment to the exercise price of the warrants or pre-funded warrants, may be treated as a constructive distribution to a non-U.S. holder of the warrants or pre-funded warrants, as applicable, if, and to the extent that, such adjustment has the effect of increasing such non-U.S. holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). In addition, if we were to make a distribution in cash or other property with respect to our common stock after the issuance of the warrants or pre-funded warrants, then we may, in certain circumstances, make a corresponding distribution to a warrant or pre-funded warrant holder. The taxation of a distribution received with respect to a warrant or pre-funded warrant is unclear. It is possible such a distribution would be treated as a distribution (or constructive distribution), although other treatments are possible. For more information regarding the tax considerations related to distributions, see the discussion above regarding “—Distributions.” Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to and adjustments on the warrants or pre-funded warrants.

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Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock, warrants or pre-funded warrants effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed and appropriate IRS Form W-8 or otherwise meets documentary evidence requirements for establishing non- U.S. holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, you may be able to obtain a refund or credit from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, collectively FATCA, generally impose withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our common stock, warrants or pre-funded warrants paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock, warrants or pre-funded warrants paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, warrants or pre-funded warrants, and, subject to the proposed regulations described in the next sentence, will apply to gross proceeds of a sale or other disposition of our common stock, warrants and pre-funded warrants. The Treasury Department has released proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock, warrants or pre-funded warrants. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. You should consult your tax advisors regarding the possible implications of FATCA on your investment in our common stock, warrants or pre-funded warrants.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, warrants or pre-funded warrants, including the consequences of any proposed change in applicable laws.

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PLAN OF DISTRIBUTION

We have engaged [  ] to act as our exclusive placement agent pursuant to a placement agency agreement in connection with this offering, dated as of [  ], 2025. The placement agent is not purchasing or selling any of the securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, but have agreed to use their reasonable “best-efforts” to arrange for the sale of the securities offered by this prospectus supplement. Therefore, we may not sell the entire amount of securities being offered.

We may enter into a securities purchase agreement directly with certain of the institutional investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The placement agent may engage one or more subagents or selected dealers in connection with this offering.

The placement agency agreement provides that the placement agent’s obligations are subject to conditions contained in the placement agency agreement.

Delivery of the securities offered hereby is expected to occur on or about [  ], 2025, subject to satisfaction or waiver of customary closing conditions.

Placement Agent Fees, Commissions and Expenses

We have agreed to pay the placement agent a cash fee up to [  ]% of the gross proceeds received from the sale of securities in the offering. We have also agreed to reimburse the placement agent in connection with this offering for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the placement agent, in an amount up to $[  ].

The following table shows the public offering price, placement agent fees and proceeds, before expenses, to us, assuming the purchase of all the securities we are offering.

	Per Unit	Per Pre- Funded Unit	Total(2)
Public offering price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)

The placement agent fees shall be up to [  ]% of the gross proceeds of the securities sold by us in this offering. [The placement agent will receive compensation in addition to the placement agent fees described above.]

(2)

Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above.

We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agent’s fees and expenses, will be approximately $[  ].

Indemnification

We have agreed to indemnify the placement agent and specified other persons against certain liabilities, including liabilities arising under the Securities Act, relating to or arising out of the placement agent’s activities under the engagement letter and to contribute to payments that the placement agent may be required to make in respect of such liabilities.

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Lock-Up Agreements

We have agreed that for a period of up to [30 days] from the closing of this offering, neither we nor any subsidiary may, without the prior written consent of the placement agent (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock.

Additionally, our executive officers, directors and 5% or greater stockholders have agreed, subject to certain exceptions, not to offer, sell, dispose of or hedge any shares of our common stock or common stock equivalents, for a period of [30 days] from the closing of the offering pursuant to this prospectus.

The placement agent may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the placement agent will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Right of First Refusal

We shall grant the placement agent a right of first refusal to act as sole and exclusive investment banker, book-runner, financial advisor, underwriter and/or placement agent, for each and every future public and private equity and debt offering, including all equity linked financings, for our Company, or any successor to or any subsidiary of our Company, until December 31, 2025.

Regulation M Compliance

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares by the placement agent acting as principal. Under these rules and regulations, the placement agent:

•	may not engage in any stabilization activity in connection with our securities; and

•

may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price and Warrant Exercise Price

The actual offering price of the securities we are offering, including the exercise price of the warrants, will be negotiated between us, the placement agent and the investors in the offering based on the trading of our shares of common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the warrants, include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

From time to time, [  ] may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus supplement, we have no present arrangements with [  ] for any further services.

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Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the placement agent of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in their capacity as an placement agent, and should not be relied upon by investors.

Certain Relationships

The placement agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, 23rd floor, New York, NY 10043.

Market Listing

Our common stock is listed on Nasdaq under the symbol “ARTL.”

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the placement agents are not required to comply with the disclosure requirements of NI 33-105 regarding placement agents conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any placement agents of a prospectus pursuant to Article 3 of the Prospectus Directive.

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For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, placement agents, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom. Each placement agent has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

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Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

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LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Fennemore Craig, P.C., Reno, Nevada. Certain other legal matters will be passed upon for us by Bevilacqua PLLC. Certain legal matters in connection with the offering will be passed upon for the placement agent by [  ].

Bevilacqua PLLC holds [8,071] shares of common stock and [24,213] shares of common stock issuable upon exercise of warrants, which it received as part of the June 2025 private placement.

EXPERTS

The consolidated financial statements of Artelo Biosciences, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us or our securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC at www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at www.artelobio.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

You may request a copy of this prospectus by contacting us at: Artelo Biosciences, Inc. at 505 Lomas Santa Fe, Suite 160, Solana Beach, CA or 858-925-7049. Our website address is www.artelobio.com and such reports and documents may be accessed from https://ir.artelobio.com/. Information contained on or accessible through Artelo’s website is not a part of the registration statement of which this prospectus forms a part, and the inclusion of Artelo’s website address in this prospectus is an inactive textual reference only.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC (excluding those portions of any Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, and June 30, 2025, filed with the SEC on May 13, 2025, and August 13, 2025, respectively;

•

our Current Reports on Form 8-K filed on April 29, 2025, May 1, 2025, May 23, 2025, June 13, 2025, June 26, 2025, July 11, 2025, July 18, 2025, August 4, 2025, August 7, 2025, August 20, 2025, August 29, 2025, September 3, 2025, September 5, 2025, September 10, 2025, and September 15, 2025; and

•

the description of our common stock contained in Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025, including any amendment or report filed for the purpose of updating such description.

This prospectus forms part of a registration statement on Form S-1 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement or the documents incorporated by reference herein and therein. For further information with respect to us and the securities that we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information incorporated by reference or provided in this prospectus and registration statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the respective dates thereof.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Artelo Biosciences, Inc., Attn: Chief Executive Officer, 505 Lomas Santa Fe, Suite 160, Solana Beach, California, 92075. You may also direct any requests for documents to us by telephone at (858) 925-7049.

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Artelo Biosciences, Inc.

Up to [  ] Units

Each Unit Consisting of One Share of Common Stock or Pre-funded Warrant to Purchase One Share of

Common Stock and One Warrant to Purchase One Share of Common Stock

Up to [  ] Shares of Common Stock Underlying the Pre-Funded Warrants and the Warrants

PRELIMINARY PROSPECTUS

[  ]

[  ], 2025

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses paid or payable by the registrant in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount Paid or to Be Paid
SEC registration fee	$ [●]
FINRA filing fee	*
Printing expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Other fees and expenses	*
Total	*

 * To be completed by amendment

Item 14. Indemnification of Directors and Officers.

The Company’s Articles of Incorporation and Bylaws provide that, to the fullest extent permitted by the laws of the State of Nevada, the Company shall indemnify any officer or director of the Company, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is or was or has agreed to serve at the request of the Company as a director, officer, employee or agent of the Company, or while serving as a director or officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent (which, for purposes hereof, shall include a trustee, partner or manager or similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. For the avoidance of doubt, the foregoing indemnification obligation includes, without limitation, claims for monetary damages against the indemnitee to the fullest extent permitted under Section 78.7502 of the Nevada Revised Statutes.

The indemnification provided shall be from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee or on the indemnitee’s behalf in connection with such action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnitee acted in good faith and in a manner that the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful.

In the case of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he/she is or was a director, officer, employee or agent of the Company, or while serving as a director or officer of the Company, is or was serving or has agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, no indemnification shall be made in respect of any claim, issue or matter as to which the indemnitee shall have been adjudged to be liable to the Company unless, and only to the extent that, the Nevada courts or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for such expenses which the Nevada courts or such other court shall deem proper.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that he/she did not act in good faith and in a manner which the indemnitee reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the indemnitee’s conduct was unlawful.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

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The rights conferred in the Company’s Articles of Incorporation and Bylaws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons. The Company may not retroactively amend the Bylaws to reduce its indemnification obligations to directors, officers, employees, and agents.

The Company has entered into indemnification agreements with its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 78.7502 of the Nevada Revised Statutes and also to provide for certain additional procedural protections, in addition to the indemnification provided for in the Company’s Articles of Incorporation and Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Company has purchased and currently intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The engagement letter between the Company and the placement agent (Exhibit 1.1 hereto) provides for indemnification by the Company of the placement agent for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent Sales of Unregistered Equity Securities.

We have sold the securities described below within the past three years which were not registered under the Securities Act. All of the sales listed below were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act (and Regulation D thereunder).

On May 13, 2022, we executed a private placement to Lincoln Park Capital Fund, LLC pursuant to which we have the right to sell to Lincoln Park up to $20,000,000 in shares of our Common Stock, subject to certain limitations, from time to time over the 36-month period commencing on the date that the conditions set forth in the purchase agreement have been satisfied, which includes that a registration statement covering the resale of the shares is declared effective by the SEC. We issued 3,255 shares of our Common Stock to Lincoln Park as consideration for its commitment to purchase our shares under the Purchase Agreement. In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act.  As of December 31, 2024, in accordance with the Equity Line, the Company issued 70,897 shares of the Company’s Common Stock.

Between April 27, 2025 and May 1, 2025, we entered into subscription agreements with various investors, pursuant to which the Company issued convertible notes to the investors in an aggregate principal amount of $900,000. A portion of the convertible notes are convertible into shares of our Common Stock, at the election of each investor, and the remaining portion of each note will be converted into warrants to purchase shares of our Common Stock. The sale and issuance of the convertible notes closed on May 1, 2025. The notes accrue interest at a rate of 12.0% per annum. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable thereunder, shall be due and payable on October 28, 2025.

On June 24, 2025, the Company entered into a securities purchase agreement with certain accredited investors for the issuance and sale in a private placement of (i) 136,843 shares of Common Stock, (ii) up to 93,180 shares of Common Stock issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”), (iii) up to 460,046 shares of Common Stock issuable upon the exercise of common warrants at an exercise price of $5.82 per share (the “$5.82 Warrants”), and (iv) 230,023 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $10.00 per share (the “$10.00 Warrants”). The private placement was priced at the market on June 24, 2025 and closed on June 26, 2025. Each share or, in lieu of shares, each Pre-Funded Warrant, was issued and sold in the private placement along with two (2) $5.82 Warrants and one (1) $10.00 Warrant. The combined purchase price for the securities was (i) $6.195 per share of Common Stock and three accompanying warrants and (ii) $6.194 per Pre-Funded Warrant and three accompanying warrants.

Each of the foregoing issuances was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated under the Securities Act.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
1.1*	[ ]
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on May 11, 2023)
3.2	Certificate of Change (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 13, 2025)
3.3	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on April 21, 2023)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on December 16, 2020).
4.2*	Form of Prefunded Warrant
4.3*	Form of Warrant
5.1*	Legal Opinion of Fennemore Craig, P.C.
10.1†

Amended and Restated Employment Agreement by and between the Company and Gregory D. Gorgas dated August 30, 2019 (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on November 25, 2019)

10.2†	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 8, 2017)
10.3#

Material and Data Transfer, Option and License Agreement dated as of December 20, 2017 by and between the Company and NEOMED Institute (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on January 16, 2018)

10.4#

First Amendment to Material and Data Transfer, Option and License Agreement by and between the Company and NEOMED Institute, dated as of January 4, 2019 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on April 15, 2019)

10.6#

License Agreement with Stony Brook University, by and between the Company and Stony Brook University, dated January 18, 2018 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1/A filed on April 17, 2018)

10.7	Form of Note and Warrant Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 1, 2025)
10.8

Form of Securities Purchase Agreement by and between Artelo Biosciences Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 26, 2025)

23.1*	Consent of Fennemore Craig, P.C. relating to opinion as to validity of the securities being registered (included in Exhibit 5.1 hereto)
23.2*	Consent of MaloneBailey, LLP
24.1*	Power of Attorney (included on the signature page to this registration statement)
99.1†

Artelo Biosciences, Inc. Amended and Restated 2018 Equity Incentive Plan, as amended and Forms of Award Agreement thereunder (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed on December 16, 2020).

107*	Filing Fee Table

___________

†	Management contracts or compensatory plans, contracts or arrangements.
#	Certain portions of this exhibit have been omitted.
*	To be filed by amendment.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

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Item 17. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S‑1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Solana Beach, State of California, on [  ], 2025.

ARTELO BIOSCIENCES, INC.

By:
Name:	Gregory D. Gorgas
Title:	President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Gregory D. Gorgas, as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

	President, Chief Executive Officer and Director	[ ], 2025
Gregory D. Gorgas	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

	Director, Chair of the Board	[ ], 2025
Connie Matsui

	Director	[ ], 2025
Steven Kelly

	Director	[ ], 2025
Douglas Blayney, M.D.

	Director	[ ], 2025
R. Martin Emanuele, Ph.D.

	Director	[ ], 2025
Gregory Reyes, M.D., Ph.D.

	Director	[ ], 2025
Tamara A. Favorito

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